Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of trivago N.V. for the registration of American Depositary Shares, or ADSs, representing Class A shares, with a nominal value of €0.06 per share, debt securities, warrants, purchase contracts or units and to the incorporation by reference therein of our reports dated March 6, 2018, with respect to the consolidated financial statements of trivago N.V., and the effectiveness of internal control over financial reporting of trivago N.V., included in its Annual Report (Form 20-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Marcus Senghaas /s/ Nicole Dietl
Wirtschaftsprüfer Wirtschaftsprüferin
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Cologne, Germany
April 5, 2018